FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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(Print or Type Responses)

1. Name and Address of Reporting Person* Crossman, Marc B	2. Issuer Name and Ticker or Trading Symbol Innovo Group Inc.; NASDAQ SM CAP: INNO						6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
							X	Director	10% Owner
							X	Officer (give title below)	Other (specify below)
Chief Financial Officer
(Last) (First) (Middle) 162 Ridgewood Avenue	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)		4. Statement for Month/Day/Year 4/22/2003				7. Individual or Joint/Group Filing (Check Applicable Line)
			5. If Amendment, Date of Original (Month/Day/Year)				X	Form filed by One Reporting Person
(Street) Glen Ridge, NJ 07028								Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/ Day/ Year)	3. Trans- action Code (Instr.8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Owner- ship (Instr. 4)
			Code	V	Amount	(A) or (D)	Price

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*
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FORM 4 (continued)	Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr.8)		5. Number of Deriv- ative Securities Ac- quired (A) or Dis- posed of (D) (Instr. 3, 4 and 5)		6. Date Exer- cisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv- ative Secur- ity (Instr. 5)	9. Number of deriv- ative Secur- ities Bene- ficially Owned Follow- ing Reported Trans- action(s) (Instr. 4)	10. Owner- ship Form of Deri- vative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi- cial Owner- ship (Instr. 4)
				Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares
Common Stock Options	$2.86	4/22/03		D(1)			1,000,000	3/25/03	3/25/23	Common Stock	1,000,000		135,641(2)	D

Explanation of Responses:

1.Cancellation of option.  On April 22, 2003, the Executive Compensation Committee of Innovo Group Inc. (the “Company”), determined to grant Mr. Crossman,

subject to the approval of certain amendments to the Company’s 2000 Employee Stock Incentive Plan by the Company’s stockholders at their annual meeting to be held on May 22, 2003 (“Proposal 2”), a ten (10) year option to purchase 1,000,000 shares of the Company’s Common Stock with an exercise price per share equal to the greater of (1) $2.86 and (2) 100% of the fair market value per share of one share of the Company’s Common Stock on the date Proposal 2 is approved by the

Company’s stockholders.  The option shall vest in 24 nearly equal monthly installments commencing April 25, 2003; provided, that, Mr. Crossman continues to serve as the Chief Financial Officer of or another senior executive officer position at the Company on each vesting date, provided, further, that, no portion of the option shall become exercisable (whether or not vested) unless Proposal 2 has been approved by the Company’s stockholders.  Mr. Crossman will report the acquisition of these option shares after Proposal 2 is approved by the Company’s stockholders.

2.Also includes 100,000 shares of Common Stock subject to currently exercisable options with an exercise price of $4.75 per share expiring on February 22, 2004,

25,461 shares of Common Stock subject to currently exercisable options with an exercise price of $0.39 per share expiring on December 13, 2001 and 10,000 shares of Common Stock subject to currently exercisable options with an exercise price of $1.00 expiring on April 17, 2022.

 /s/ Marc B. Crossman

 04/24/03

 **

 Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

 **Signature of Reporting Person

 Date

 See18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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